

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2016

Mr. Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, NY 14830

Re: Corning Natural Gas Holding Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed February 17, 2016
File No. 333-208943

Dear Mr. German:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2016 letter.

Prospectus Cover Page

1. Please revise to include the maximum number of subscription rights and common shares covered by this registration statement. Refer to Item 501(b)(2) of Regulation S-K. Please make this same revision in appropriate places of the Summary section of the prospectus.

2. We note your disclosure here and on page 38 that you anticipate issuing 5,500 shares of common stock "in January 2016." Please revise to update.

Use of Proceeds, page 34

3. We note your response to comment 3 and your statement that members of your Board of Directors, while expressing interest in the purchase of your Preferred Shares, have no

commitment to do so. Since you have no commitments for the purchase of your Preferred Shares, please disclose here and on the prospectus cover page that you may generate no proceeds from this offering.

Description of Securities to be Registered, page 45

4. We note your statement that your "outstanding shares of common stock are validly issued and fully paid." This is a legal determination that should be made by counsel. Therefore, please remove this sentence or attribute it to counsel and file counsel's consent to be named in this section.

Where You Can Find More Information, page 75

5. Please revise to specifically incorporate by reference the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 that you filed on February 12, 2016. Refer to Item 12(a) of Form S-1.

Exhibit 5.1

6. Please revise to identify the number of subscription rights, shares of Series A preferred stock, shares of Series B preferred stock and shares of common stock covered by the opinion.

Exhibit 8.1

7. In the fifth paragraph, we note counsel's distinction between portions of the "Material U.S. Federal Income Tax Consequences" section of the registration statement that do and do not constitute legal conclusions. We further note that only statements of legal conclusion represent counsel's legal opinion. This distinction appears to be inappropriate, given that "the tax disclosure in the prospectus serves as the tax opinion," the tax opinion must state that the disclosure in this section of the prospectus "is the opinion of the named counsel," and a "description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction." Refer to Section III of Staff Legal Bulletin No. 19. Please revise.

8. We note the following statements in the "Material U.S. Federal Income Tax Consequences" section of the prospectus:

   - ". . . you should recognize a capital loss equal to your tax basis in the expired subscription rights."

   - "U.S. holders generally should not recognize gain or loss on the receipt of common stock upon the conversion of Series B Convertible Preferred Stock. . . . [T]he holder should recognize gain or loss equal to the difference between the cash received and that portion of such holder's basis in the stock attributable to the fractional share."

- "Such circumstances generally should constitute bona fide reasonable anti-dilution provisions and generally should not result in constructive distributions."

Given that these statements are subject to a lack of certainty, please revise your disclosure in the prospectus to explain why, with respect to the statements above, counsel is unable to provide more certain opinions, describe the degree of uncertainty with respect to the opinions, and set forth the risks of uncertain tax treatment to investors. Refer to Section III of Staff Legal Bulletin No. 19.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products